09055908

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tradelink Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S Wacker Dr Ste 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler — (312) 264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3/24/09

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradelink Securities L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 26th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
TradeLink Securities L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 10,265
Receivable from clearing brokers	2,344,704
Securities owned, pledged	28,492,166
Other assets	238,030
Total assets	$ 31,085,165
Liabilities and Members' Equity	
Liabilities	
Payable to clearing brokers	$ 4,136,315
Securities sold, not yet purchased	346,536
Accounts payable and accrued expenses	667,214
Participation interests	7,188,245
Total	12,338,310
Members' equity	20,402,733
Subscription receivable	(1,655,878)
Total	18,746,855
Total liabilities and members' equity	$ 31,085,165

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: TradeLink Securities L.L.C. (the Company) is a registered securities broker dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities and derivatives for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Transactions in equity securities and derivatives are recorded on trade date. These financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), with the change in unrealized gains and losses from the preceding period reflected in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Amounts receivable and payable for transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign Exchange Transactions: Assets and liabilities in foreign currencies are translated at year end rates of exchange. Income and expense items are translated at average rates of exchange for the year.

Income Taxes: The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 requires enhanced disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As this pronouncement is only disclosure-related, it will not have an impact on financial position and results of operations. However, this pronouncement will require increased disclosures around the Company's use of derivatives.

Note 2. Fair Value of Financial Instruments

On January 1, 2008 the Company adopted SFAS 157 *Fair Value Measurements*. Upon adoption of SFAS 157, the Company's statement of financial condition required no material adjustment. SFAS 157 establishes a framework for measuring fair value, establishes a fair value hierarchy and expands disclosures about fair value measurements in financial statements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2 - Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant input observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities and derivative financial instruments that trade in active markets are valued using quoted market prices, broker or dealer quotations or alterative pricing sources with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy. Instruments that are not actively traded are valued based on quoted markets prices or broker or dealer quotations and are generally classified within Level 2 of the fair value hierarchy.

Securities acquired in connection with a Private Placement Offering are carried at fair value, as more fully described in Note 3, and are classified either at Level 1 (readily marketable) or Level 2 (non-readily marketable) of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value as of December 31, 2008.

Note 2. Fair Value of Financial Instruments, *Continued*

	Level 1	Level 2	Total
Assets			
Receivable from clearing brokers			
Money market funds	$ 40,513	$ -	$ 40,513
Futures	(58,230)	-	(58,230)
	(17,717)	-	(17,717)
Securities owned			
Equities securities	24,691,630	2,276,214	26,967,844
Equity options	710,875	-	710,875
Debt securities	656,660	-	656,660
Swaps	-	156,787	156,787
Total securities owned	26,059,165	2,433,001	28,492,166
Total assets at fair value	$ 26,041,448	$ 2,433,001	$ 28,474,449
Liabilities			
Securities sold, not yet purchased			
Equity securities	$ 344,261	$ -	$ 344,261
Equity options	2,275	-	2,275
Total liabilities at fair value	$ 346,536	$ -	$ 346,536

There are no Level 3 financial instruments.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Readily Marketable and Non-Readily Marketable Securities

On November 13, 2007, the Company participated in a Private Placement Offering whereby it purchased units of unregistered stock and warrants. Such units were subject to a preliminary registration statement filed by the issuer on December 13, 2007. In May of 2008, unregistered stock and warrants were issued to the Company as shares of common stock. These shares are publicly traded and their daily volume and price history is disseminated over the OTC Bulletin Board (OTC.BB) electronic quotation system in the United States. The statement of financial condition shows the value of these shares owned by the Company as part of securities owned.

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company has classified the value of these shares into "readily marketable" and "non-readily marketable" categories. The readily marketable amount acknowledges that the marketplace can absorb only a limited number of shares of a security for which a ready market seemingly exists. Such amount was determined by multiplying the aggregate inter-dealer trading volume of shares traded for the most recent four-week period ending on the valuation date (per the OTC.BB electronic quotation system) by the last sale price on the measurement date. The non-readily marketable amount was determined by multiplying the total number of shares owned, less the readily marketable number of shares, by the last sale price on the measurement date. The value of the readily marketable and non-readily marketable securities as of December 31, 2008 was $566,236 and $2,276, 214, respectively.

Note 4. Receivable from Clearing Brokers

Cash and securities owned and on deposit at the Company's clearing brokers collateralize short positions and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 5. Related-Party Transactions

The Company reimburses entities affiliated by common ownership for the use of certain trading systems, direct operating expenses incurred and paid on behalf of the Company, and general and administrative salaries. These expenses totaled $2,012,971 for the year ended December 31, 2008 and are reflected in the statement of operations in the respective classifications. Accounts payable includes $450,299 due to these entities at December 31, 2008.

Note 6. Subscription Receivable

Effective January 1, 2007 the Company granted, as compensation, a 2 percent ownership interest in the Company to an employee. As of the same date, the employee also purchased a 2 percent ownership interest in the Company and became a member, for which the Company received a promissory note. Principal payments are due annually as certain conditions, as described in the promissory note, are met. Interest on the note is at a fixed rate, 4.69 percent per annum, payable annually. The principal balance of the promissory note increased during the year for the employee's proportionate share of the Company's capital calls. At December 31, 2008 the balance was $1,655,878. During February 2009, this member notified the Company of his intention to withdraw. Discussions between the withdrawing member and the Company are in process to provide for the member's withdrawal.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions involving financial instruments that may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of "off-balance-sheet" market risk whereby changes in the market value of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will, therefore, be obligated to acquire those securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk: The Company also enters into various transactions with broker dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business. Credit risk also arises from cash deposits maintained in bank accounts that may at times exceed federally insured limits.

Note 8. Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Concentration of Credit Risk: The Company clears its trades through several clearing brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

Note 9. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, or (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $9,911,841 and $100,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 10. Participation Interest

Participation interest is a liability of the Company arising from cash deposits made by owners of the Company and are not included in the Company's "net capital" pursuant to Rule 15c-3 of the Securities and Exchange Commission.

Note 11. Subsequent Event

Subsequent to year end the Company has experienced approximately $3,900,000 in trading losses, and the participation interest increased by $1,257,000.

McGladrey & Pullen
Certified Public Accountants

TradeLink Securities L.L.C.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.